As filed with the Securities and Exchange Commission on July 21, 2000
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               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                        SCHEDULE 14D-9-C

      SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
        14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
               ----------------------------------
                 MILLER BUILDING SYSTEMS, INC.
                   (Name of Subject Company)

                 MILLER BUILDING SYSTEMS, INC.
               (Name of Persons Filing Statement)

            COMMON STOCK, $0.01 PAR VALUE PER SHARE
                 (Title of Class of Securities)

                          600404 10 7
             (CUSIP Number of Class of Securities)

                       THOMAS J. MARTINI
                    SECRETARY AND TREASURER
                 MILLER BUILDING SYSTEMS, INC.
                   58120 COUNTY ROAD 3 SOUTH
                    ELKHART, INDIANA  46517
                         (219) 295-1214
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                        with a copy to:

                     T. STEPHEN DYER, ESQ.
     MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
              200 NORTH LASALLE STREET, SUITE 2100
                    CHICAGO, ILLINOIS  60601
                         (312) 346-3100

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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Friday July 21, 2000

Company Press Release

                     Miller Building Systems, Inc.
               Updates Ongoing Transaction Discussions
ELKHART, Ind., July 21, 2000. -- Miller Building Systems, Inc. (Nasdaq: MBSI - news) announced today that it is continuing discussions with Modtech Holdings, Inc. regarding a proposed acquisition and is also continuing discussions with two additional companies that have indicated interest in acquiring or entering into other transactions with Miller. As Miller announced last Friday, July 14, 2000, the additional indications of interest were received by Miller after it had previously entered into an agreement in principle with Modtech to acquire 100% of Miller's common stock for $8.05 in cash per share. Although it is continuing its discussions with Modtech, the prior agreement in principle with Modtech is no longer in effect. To date, no further agreements have been reached with any party with which Miller is having discussions. Miller will evaluate any proposals received to determine which best maximizes shareholder value.
Miller Building Systems, Inc. through its subsidiaries, markets, designs, fabricates, and distributes building modules. A broad variety of applications serve the public and private business sectors with uses in commercial, institutional and telecommunications markets. The subsidiaries of Miller Buildings Systems, Inc. operate from five manufacturing plants in the continental United States. Miller Building Systems, Inc. is a public company trading on the Nasdaq under the symbol MBSI.
Some of the statements in this press release may constitute "forward- looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.